Contact

www.linkedin.com/in/donnel-baird-blocpower (LinkedIn)

Top Skills

Public Speaking

Business Strategy

Strategic Planning

Donnel Baird

Turning buildings into Teslas—Greener, healthier, + more valuable buildings to fight climate change. Family guy. BOD @ New York Federal Reserve Bank Advisory Board / NYC Tech / Sunrise Movement / Sierra Club

New York, New York, United States

Summary

BlocPower makes buildings healthier, smarter, greener and more valuable. I am a Climate Tech Founder focused on building community wealth in underserved communities + averting climate disaster. Lessons learned from: software, sustainability, policy, financial innovation in the financially underserved real estate climate tech sector. Focused on: Climate Tech, fintech, Startups, Business Development, Marketing Strategy, Finance, Community Organizing, and Venture Capital. Columbia Business School MBA, Second District Board member at New York Federal Reserve Bank, Echoing Green Fellow

Experience

BlocPower

Founder

July 2013 - Present (9 years 9 months)

Greater New York City Area

BlocPower is a smart buildings platform that markets, engineers, and finances renewable energy and energy efficiency technologies to buildings in underserved market segments. BlocPower partners with governments, utilities, building owners, and community members to generate energy bill savings and reduced carbon emissions, and generates financial returns and improved public health. At scale, our technology can lead to a 2-7% reduction in US GHG emissions in the next two to three years.

Jalia Ventures

Entrepreneur in Residence

June 2012 - December 2012 (7 months)

New York, New York

Due diligence

Corporate Strategy

SEIU
National Get Out The Vote Director
July 2012 - November 2012 (5 months)
Washington D.C. Metro Area

GOTV Director for SEIU in 2012 Presidential General Election.

Change to Win Federation
National Field Director, Green Jobs
May 2009 - August 2011 (2 years 4 months)

Change to Win is a national labor federation that represents over 5 million workers.
Our team supports the Laborers International Union of North America in developing the workforce, training standards, performance standards, and financing models of the American residential energy efficiency industry.

Obama for America
Pennsylvania Constituency Vote Director, Regional Field Director
August 2007 - December 2008 (1 year 5 months)

Regional Field Director: Led voter contact operations in 7 primaries.
Pennsylvania Constituency Vote Director: 1 of 6 senior staffers responsible for Pennsylvania campaign operations in 2008 general election

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Education

Columbia Business School
MBA, Entrepreneurship/Entrepreneurial Studies · (2011 - 2013)

Duke University
History, Literature, African-American/Black Studies · (1999 - 2003)

Duke University
History, Political Science and Government · (1999 - 2003)